UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Middleburg Financial Corporation
(Name of Issuer)

Common Stock, par value $2.50 per share
(Title of Class of Securities)

596094102

____________________________

(CUSIP Number)

February 24, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 596094102

1	NAME OF REPORTING PERSON David L. Sokol
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,375,792
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 1,375,792
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,792
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1(a).       Name of Issuer:

Middleburg Financial Corporation

Item 1(b).	Address of Issuer’s Principle Executive Offices:

111 W. Washington Street, Middleburg, Virginia 20117

Item 2(a).	Name of Person Filing:

David L. Sokol

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1111 South 103rd Street, First Floor, Omaha, Nebraska 68124

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $2.50 per share

Item 2(e).	CUSIP Number:

596094102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership.

(a)	Amount beneficially owned: 1,375,792[1]
(b)	Percent of class: 19.9%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 1,375,792
(ii)	Shared power to vote or to direct the vote: None
(iii)	Sole power to dispose or to direct the disposition of: 1,375,792
(iv)	Shared power to dispose or to direct the disposition of: None

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

_________________________

1  David L. Sokol beneficially owns and has sole voting and dispositive power over all 1,375,792 shares in his capacity as sole trustee and beneficiary of the David L. Sokol Revocable Trust, which owns 1,295,945 shares, and as sole beneficiary of the David L. Sokol SEP IRA and David L. Sokol IRA, which own 30,000 shares and 49,847 shares, respectively.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on By the Parent Holding Company or Control Person.

See Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 25, 2010

/s/David L. Sokol
David L. Sokol

EXHIBIT A

Pursuant to the instructions in Item 7 of Schedule 13G, David L. Sokol is the beneficial owner of 1,375,792 shares, or 19.9%, of the common stock outstanding of Middleburg Financial Corporation as a result of his control of several investment accounts through which he beneficially owns such shares. Specifically, Mr. Sokol beneficially owns such shares in his capacity as sole trustee and beneficiary of the David L. Sokol Revocable Trust, which owns 1,295,945 shares, and as sole beneficiary of the David L. Sokol SEP IRA and David L. Sokol IRA, which own 30,000 shares and 49,847 shares, respectively.